Exhibit 99.1

Dear Fellow Elevate.Money REIT I Shareholders:

We are writing to inform you that Elevate.Money REIT I’s Board of Directors has decided to take a pause in the sale and repurchase of REIT I shares. We anticipate this pause will last approximately 30 days, but may extend longer based on any number of circumstances.

One reason for this pause is that going forward, REIT I will no longer be issuing shares pursuant to SEC Regulation A+. REIT I is exploring the possibility of issuing new shares under SEC Regulation CF, instead of SEC Regulation A+. Reg CF is a less complicated public offering regulation as compared to Reg A+ and should result in reduced REIT I regulatory and SEC-reporting expenses. A temporary break in offering shares will help ensure that REIT I complies with all regulatory requirements associated with offering shares pursuant to an exemption other than Regulation A+.

Another reason for this pause is that the Board believes it’s prudent to perform a Net Asset Value (NAV) per share analysis, to update the value of REIT I shares, both for selling new shares and repurchasing existing shares.

During 2022, each of REIT I’s properties was appraised at the request and direction of third-party mortgage lenders. In each instance, the resultant appraised values equaled or exceeded our original purchase prices.

However, rapidly rising interest rates in 2022 and 2023 have impacted real estate values across the board. Public, NYSE-listed REIT share prices have declined in 2023, and non-listed REIT share prices (such as Blackstone’s BREIT) have also experienced downward pricing adjustments.

REIT I is a non-listed REIT, like Blackstone’s BREIT, and is insulated from public market volatility. That said, property values for REIT I’s real estate asset class – single-tenant, net-lease (STNL) – have historically been negatively correlated to interest rates and the Board believes that in fairness to new REIT shareholders, an updated valuation analysis is warranted. Note that REIT I’s tenants are current in their rental obligations.

We will be back in touch again soon with the results of the NAV per share calculation, which will primarily be based upon updated market valuations for REIT I’s properties. We will also let you know when we have recommenced the sale and repurchase of shares.